[POWER MEASUREMENT, INC. LETTERHEAD]

October 2, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
RE:	Power Measurement, Inc. Registration Statement on Form S-1 File No. 333-68514

Dear Ms. Jacobs:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Act"), Power Measurement, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-68514), originally filed on August 28, 2001, together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement at this time due to general market conditions. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement. The Company may undertake a private offering in reliance on Rule 155(c) under the Act.

        The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

        Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Power Measurement, Inc., 2195 Keating Cross Road, Saanichton, British Columbia, Canada V8M 2A5, and to Peter Juzwiak, Esq. at Irell & Manella LLP, 1800 Avenue of the Stars, Suite 900, Los Angeles, California 90067.

        If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (250) 652-7117 or Peter Juzwiak, Esq. at (310) 203-7935.

Very truly yours,
POWER MEASUREMENT, INC.
/s/ W. GORDON LANCASTER W. Gordon Lancaster, Vice President Finance, Secretary and Chief Financial Officer

cc:	NASDAQ National Stock Market, Inc. Peter Juzwiak, Esq. (Irell & Manella LLP)